UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

BBVA has reached today an agreement (the “Agreement”) with MetLife, Inc., for the sale of the 64.3% share capital that BBVA holds in the Chilean pension fund manager Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida” or the “Company”).

Pursuant to the terms of the Agreement and subject to the satisfaction of the conditions set forth therein:

•

MetLife, Inc. has agreed to cause one or more of its wholly-owned affiliates to commence, both in the Republic of Chile and in the United States of America, a tender offer in cash (the “Tender Offer”) for 100% of the issued and outstanding shares of AFP Provida; and

•

BBVA has agreed to transfer the entirety of its 64.3% interest in AFP Provida to such affiliates of MetLife, Inc. either (i) directly through the Tender Offer, or (ii) partially directly through the Tender Offer and partially indirectly through the sale to MetLife, Inc. of a newly incorporated BBVA affiliate in Chile. In this case, BBVA shall be paid the same price that it would be paid by the transfer of the shares of AFP Provida through the Tender Offer.

BBVA estimates that the total cash amount that the shareholders of the Company could be paid upon completion of this Agreement, taking into account the purchase price and the dividends that could be distributed, could amount to US$ 2,365 million (CLP 1,114,625 million for information purposes1), of which US$ 1,521 million would correspond to the BBVA’s 64.3% interest in the Company.

It is anticipated that the closing of the transaction will take place in the second half of 2013 and that the BBVA’s capital gain net of taxes arising from the transaction will amount to approximately € 500 million.

[1]	2013/01/31 exchange ratio of US$ 1 = CLP 471.3.

The total amount in cash that the shareholders of the Company could be paid, referred to above (US$ 2,365 million), breaks down as follows:

•

The price agreed for a 100% interest in the Company, US$ 2 billion, plus a fixed amount for each day having elapsed between the date of the most recent Company month-end balance sheet available prior to the commencement of the Tender Offer and the date of publication of the Tender Offer’s results (as determined pursuant to the Agreement). BBVA estimates that this positive adjustment may amount to approximately US$ 25 million. Taking into account such estimated adjustment, BBVA estimates that the total purchase price for a 100% interest in the Company would be US$ 2,025 million (CLP 954,383 million for information purposes). The purchase price corresponding to the 64.3% stake of AFP Provida directly and indirectly-held by BBVA would in such scenario amount to US$ 1,302 million.

•

In addition to the purchase price, the Agreement permits AFP Provida, subject to the prior approval of the Company’s governing bodies, to make the following dividends prior to the commencement of the Tender Offer:

(i)	an annual dividend in respect of 2012 financial year profits;

(ii)	a dividend of cash generated from the January 9, 2013 sale of AFP Provida’s former approximately 7.5% indirectly-held equity interest in Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (Mexico);

(iii)	a dividend of cash generated from the expected sale of AFP Provida’s approximately 15.87% indirectly-held equity interest in Administradora de Fondos de Pensiones Horizonte S.A. (Perú); and

(iv)	a dividend of certain excess cash amounts of the Company as calculated pursuant to the Agreement.

BBVA estimates that the sum of the aforementioned dividends, if made, could amount to approximately US$ 340 million.

The commencement of the Tender Offer and the subsequent closing of the transaction are subject, among other conditions, to receipt of regulatory approvals both in Chile and Ecuador.

Investors may find further information about the Tender Offer’s terms in the subsequent information disclosed by AFP Provida (www.bbvaprovida.cl) and MetLife, Inc. (www.metlife.com).

Madrid, February 1, 2013

Important notice

The tender offer herein described has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, it shall be conducted in accordance with applicable law in Chile and the United States, and MetLife, Inc. or one or more of its wholly-owned affiliates will, to the extent required, file a tender offer statement on either Schedule TO or Form CB with the Securities and Exchange Commission (the “Commission”) (and such documentation as may be required to be filed with applicable government authorities in Chile), and AFP Provida will, to the extent required, file a solicitation/recommendation statement on Schedule 14D-9 (and such documentation as may be required to be filed with applicable government authorities in Chile) with respect to the tender offer. Investors and holders of AFP Provida shares are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal (or Chilean equivalent, if applicable) and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Once filed, investors and holders of AFP Provida shares will be able to obtain free copies of these documents and other documents filed by BBVA, AFP Provida and MetLife, Inc. with the Securities and Exchange Commission at the website of the Commission at www.sec.gov. In addition, the solicitation/recommendation statement and related materials may be obtained for free when they become available from MetLife, Inc. or AFP Provida.

This notice contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition or divestures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 1, 2013	By:	/s/ Francisco Javier Rodríguez Soler
	Name	Francisco Javier Rodríguez Soler
	Title:	Management Director – M&A